Exhibit 99.1

STOCK AND WARRANT PURCHASE AGREEMENT

THIS STOCK AND WARRANT PURCHASE AGREEMENT, made and entered into this 17th day of November, 2025, by and among Liping Gao (“Seller”), and Dandan Liu (“Buyer”).

This will acknowledge that the undersigned buyer or its assignees hereby agrees to purchase 150,000 common shares of TDH Holdings, Inc. (the “Company”) at a price of $1.02 per share (based on the closing price on November 14, 2025) for a total of $153,000.

And purchase 150,000 warrants, each exercisable for one (1) share of the Company’s common shares at an exercise price of $2.44 per whole common share, being sold at a price of $0.01 per warrant for a total of $1,500.

Dated: 11-17-2025

AGREED AND ACKNOWLEDGED

Buyer Name: Dandan Liu	Seller Name: Liping Gao

By:	/s/ Dandan Liu	By:	/s/ Liping Gao
	(Buyer Signature)		(Seller Signature)